EXHIBIT 99.92

INDEPENDENT MINING CONSULTANTS, INC.	3560 E. Gas Road Tucson, Arizona 85714 USA Tel: (520) 294-9861 Fax: (520) 294-9865

CERTIFICATE OF AUTHOR

HERBERT E. WELHENER

I, Herbert E. Welhener of Tucson, Arizona, do hereby certify that as the author of the Technical Report called “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project Technical Report Update” dated 21 December 2012; I hereby make the following statements:

1.	I am currently employed by and carried out this assignment for Independent Mining Consultants, Inc. (IMC) located at 3560 E. Gas Road, Tucson, Arizona, USA, phone number (520) 294-9861.
2.	This certificate applies to the Technical Report titled “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project Technical Report Update” dated 21 December 2012 (the “Technical Report”).
3.	I graduated with a degree from the University of Arizona: Bachelors of Science – Geology, 1973.
4.	I am a Qualified Professional Member (Mining and Ore Reserves) of the Mining and Metallurgical Society of America (#01307QP), a professional association as defined by NI 43-101. As well, I am a Registered Member of the Society of Mining, Metallurgy, and Exploration, Inc. (# 3434330RM).
5.	I have worked as a mining engineer or geologist for 39 years since my graduation from the University of Arizona.
6.	I am familiar with NI 43-101 and by reason of my education, experience and affiliation with a professional association (as defined in NI 43-101) and I am a Qualified Person (as defined in NI 43-101). I am a founding partner, Vice President and Principal Mining Engineer, of Independent Mining Consultants, Inc. since 1983.
7.	I am responsible for Sections 15.1 and 16.1 of the technical report titled “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project Technical Report Update” dated 21 December 2012. I last visited the property on April 30 through May 2, 2010.
8.	I have had prior involvement with the property that is the subject of this Technical Report. The nature of my involvement is as a consultant to Alamos Gold, Inc. and Minas de Oro Nacional, S.A. de C.V. in the preparation of previous mineral reserve estimates and long range planning assistance. I am independent of Alamos Gold, Inc. and Minas de Oro Nacional, S.A. de C.V. as defined by Section 1.5 of NI 43-101.
9.	That, as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.
10.	I have read NI 43-101 and I certify that the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

INDEPENDENT MINING CONSULTANTS, INC.	3560 E. Gas Road Tucson, Arizona 85714 USA Tel: (520) 294-9861 Fax: (520) 294-9865

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites assessable by the public.

Signed and dated 21st day of December, 2012 at Tucson, Arizona

(signed) “Herbert E. Welhener”
Herbert E. Welhener, MMSA-QPM